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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of September 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X   Form 40-F
                                   -----           -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes       No   X
                                   -----    -----
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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

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
         Exhibit 99.1: a fair disclosure on the Company's entry into a business cooperation agreement with GRIC Communications regarding the provision of international roaming for the Company's wireless local area network (LAN) services, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on August 28, 2003;

         Exhibit 99.2: a corporate disclosure on the resolution of the board of directors of the Company regarding a proposed rights issue in the aggregate amount of US$500 million, which is conditional on shareholders' approval, filed with the KOSDAQ and the Financial Supervisory Commission on August 29, 2003;

         Exhibit 99.3: a corporate disclosure on the resolution of the board of directors of the Company on the calling of an extraordinary general meeting of shareholders on October 21, 2003 for approval of the proposed rights issue and other matters, filed with the KOSDAQ and the Financial Supervisory Commission on August 29, 2003; and

         Exhibit 99.4: a corporate disclosure on the closing of the register of the Company's shareholders for the extraordinary general meeting of shareholders, filed with the KOSDAQ and the Financial Supervisory Commission on August 29, 2003.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Hanaro Telecom, Inc.



Date: September 2, 2003                      By: /s/ Kyu June Hwang
                                                 -------------------------------
                                                 Name: Kyu June Hwang
                                                 Title: Managing Director
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                                  EXHIBIT INDEX

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
Exhibit No.       Description
-----------       -----------
99.1:             a fair disclosure on the Company's entry into a business
                  cooperation agreement with GRIC Communications regarding the provision of international roaming for the Company's wireless local area network (LAN) services, filed with the Korea
                  Securities Dealers Association Automated Quotation Market
                  ("KOSDAQ") on August 28, 2003.

99.2: a corporate disclosure on the resolution of the board of directors of the Company regarding a proposed rights issue in the aggregate amount of US$500 million, which is conditional on shareholders' approval, filed with the KOSDAQ and the Financial Supervisory Commission on August 29, 2003.

99.3: a corporate disclosure on the resolution of the board of directors of the Company on the calling of an extraordinary general meeting of shareholders on October 21, 2003 for approval of the proposed rights issue and other matters, filed with the KOSDAQ and the Financial Supervisory Commission on August 29, 2003.

99.4: a corporate disclosure on the closing of the register of the Company's shareholders for the extraordinary general meeting of shareholders, filed with the KOSDAQ and the Financial Supervisory Commission on August 29, 2003.
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